Exhibit 99.1

Youku Tudou Inc. Announces Extraordinary General Meeting of Shareholders

(Beijing China — February 5, 2016) —  Youku Tudou Inc. (NYSE: YOKU), a leading multi-screen entertainment and media company in China (“Youku Tudou” or the “Company”), today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on March 14, 2016 at 10:00 a.m. (Hong Kong time), at the 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger, dated November 6, 2015 (the “Merger Agreement”), among the Company, Ali YK Investment Holding Limited (“Parent”), Ali YK Subsidiary Holding Limited (“Merger Sub”), and, solely for purposes specified therein, Alibaba Investment Limited, the plan of merger and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”). If consummated, the Merger would result in the Company becoming a privately-held company and its American depositary shares (the “ADSs”) would no longer be listed on the New York Stock Exchange and the ADS program would be terminated. The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors, recommends that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to approve the Merger Agreement, the plan of merger and the transactions contemplated thereby, including the Merger.

Shareholders of record at the close of business in the Cayman Islands on February 11, 2016 will be entitled to attend and vote at the EGM and any adjournment thereof. The record date for ADS holders entitled to instruct Citibank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on February 11, 2016. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to MacKenzie Partners, Inc., the Company’s proxy solicitor, at +1 800-3222885 (toll-free) or +1 212-929-5500. SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is a leading multi-screen entertainment and media company in China. Youku Tudou is China’s leading Internet television platform, enabling users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ryan Cheung

Vice President, Finance

Youku Tudou Inc.

Tel: (+8610) 5890-6883

Email: ryan.cheung@youku.com